Mail Stop 3561

July 23, 2008

Kenneth McBride
Chief Executive Officer
Stamps.com Inc.
12959 Coral Tree Place
Los Angeles, California 90066

> **Re:** **Stamps.com Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2008**
> **File No. 0-26427**

Dear Mr. McBride:

We have reviewed your response letter dated June 25, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A as filed April 2, 2008

Director Compensation Table, page 8

1. We note your response to comment one that all option award values were based on the values recognized for financial statement reporting purposes in accordance with FAS 123(R) under assumptions included in footnote 2 to your audited financial statements. Please confirm that in future filings you will provide similar disclosure in the notes to the summary compensation table. See Instructions to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Non-Equity Incentive Plan Compensation, page 25

2. We note your response to comment four regarding disclosure of performance targets necessary for the executives to receive the annual non-equity incentives you disclosed, your addition of a table and your addition of a discussion of performance targets. The language you added states that the table shows estimated executive team compensation. The table, however, shows only the percentile of estimated compensation in relation to the company's peer group. In

the table you created, please add a column showing the dollar amount of the non-equity incentives upon the achievement of the various performance targets and clarify, if true, that the "Percentile vs. Equilar Total Compensation Peer Groups" column reflects your executives' total compensation as a group, and not specifically non-equity incentive compensation. Please augment your disclosure to include a discussion of the dollar amount of the non-equity incentive bonus pool and how that amount would change under the various performance target scenarios you provided.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Ramin Olson, Attorney-Advisor, at (202) 551-3331, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director